Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

March 13, 2018

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. Eskildsen:

This correspondence is in response to the comment the Trust received from you with respect to the financial statements filed on Form N-CSR for the Pacer Trendpilot™ 750 ETF, Pacer Trendpilot™ 450 ETF, Pacer Trendpilot™ 100 ETF, Pacer Trendpilot™ European Index ETF (“PTEU”), Pacer Global Cash Cows Dividend ETF, and Pacer US Cash Cows 100 ETF (collectively, the “Funds”) for the fiscal year ended April 30, 2017. For your convenience, your comment has been reproduced with the Trust’s response following the comment.

Comment 1.
Note 5 to the Funds’ financial statements states that PTEU accepted a cash contribution during the period. Please provide additional details regarding such contribution, including the source, timing, and events related to the contribution.

Response:
The cash contribution was paid by U.S. Bancorp Fund Services, LLC to PTEU on or about September 21, 2016. The contribution was made to resolve a servicing matter pertaining to the timing of when certain foreign currency exchange transactions handled by the fund’s custodian were expected to take place. The related transactions took place on or about June 2, 2016, and the servicing issue did not affect the accuracy of the Fund’s net asset value per share.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust